Consolidated Financial Statements of Plaintree Systems Inc. March 31, 2007 (in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Plaintree Systems Inc.

We have audited the accompanying consolidated balance sheets of Plaintree Systems Inc. and subsidiaries (the ‘Company’) as at March 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada

July 16, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated July 16, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada

July 16, 2007

PLAINTREE SYSTEMS INC. Consolidated Financial Statements March 31, 2007 (in Canadian dollars)
	PAGE
Consolidated Balance Sheets		1
Consolidated Statements of Operations		2
Consolidated Statements of Cash Flows		3
Consolidated Statements of Shareholders' Deficiency		4
Notes to the Consolidated Financial Statements		5 - 15

PLAINTREE SYSTEMS INC. Consolidated Balance Sheets as at March 31, 2007 and 2006 (in Canadian dollars)
	2007	2006
Current assets
Cash	$34,892	$18,337
Trade accounts receivable, net of allowance for	13,887	2,067
doubtful accounts of $nil (2006 - $nil)
Due from Partnership (Note 3)	112,061	49,317
Inventories (Note 4)	134,443	131,324
Deferred charges (Note 5)	168	5,836
Prepaid expenses and advance contract payments	8,570	12,694
Due from related parties (Note 6)	3,744,230	1,556,709
	4,048,251	1,776,284
Investment in Partnership (Note 3)	1,700,000	5,600,000
Capital assets, net (Note 7)	163,683	166,489
	$5,911,934	$7,542,773
Current liabilities
Bank loan (Note 8)	$2,000,000	$5,900,000
Due to related parties - convertible debentures (Note 9)	1,596,486	1,360,508
Due to related parties - other (Note 10)	3,474,839	2,388,413
Accounts payable and accrued liabilities (Note 11)	255,817	276,637
Deferred revenue	2,671	7,090
	7,329,813	9,932,648
Shareholders' equity
Share capital (Note 12)
Common shares 90,221,634 outstanding;
(March 31, 2006 - 90,221,634)	97,561,140	97,561,140
Additional paid in capital	788,259	786,015
Equity component of convertible debentures (Note 9)	943,061	943,061
Deficit	(100,263,264)	(101,233,016)
Accumulated foreign currency translation adjustment	(447,075)	(447,075)
	(1,417,879)	(2,389,875)
	$5,911,934	$7,542,773

APPROVED BY THE BOARD:

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations
for the years ended March 31, 2007, 2006 and 2005
(in Canadian dollars)

	2007	2006	2005
Revenue
Management services revenue - related party (Note 6)	$2,014,500	$1,545,750	$-
Product and service revenue	148,296	145,584	345,395
	2,162,796	1,691,334	345,395
Cost of revenue
Cost of services	575,220	439,875	-
Cost of products sold	61,956	56,946	116,056
Write down of inventories	64,116	22,011	55,794
	701,292	518,832	171,850
Gross margin	1,461,504	1,172,502	173,545
Operating expenses
Sales and marketing	59,463	569,277	820,824
Finance and administration (Notes 5 and 10)	181,735	343,521	835,218
Research and development	164,214	324,488	314,304
Interest expense (Notes 9 and 10)	183,847	147,137	74,722
Accretion of debt discount (Note 9)	143,059	373,145	328,473
	732,318	1,757,568	2,373,541
Income (loss) from operations	729,186	(585,066)	(2,199,996)
Partnership income (Note 3)	516,577	602,130	762,397
Other partnership related expenses (Note 3)	(59,677)	(83,785)	(79,497)
Bank loan interest (Note 8)	(214,994)	(272,290)	(440,227)
Other income (loss) (Note 13)	(1,340)	9,000	(19,982)
Net income/(loss)	969,752	(330,011)	(1,977,305)
Basic and diluted earnings/(loss) per share (Note 14)	$0.01	($0.00)	($0.02)
Weighted average common shares outstanding - basic	90,221,634	90,221,634	90,221,634
Weighted average common shares outstanding - diluted	107,696,750	90,221,634	90,221,634

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
for the years ended March 31, 2007, 2006 and 2005
(in Canadian dollars)

	2007	2006	2005
Operating
Net loss	$969,752	$(330,011)	$(1,977,305)
Items not affecting cash:
Amortization of capital assets	11,466	11,614	14,081
Write-off of inventories		22,011	55,794
Loss on disposal of capital assets	1,340	(9,000)	9,232
Amortization of deferred charges (Note 5)	5,668	34,738	365,570
Accretion of debt discount (Note 9)	235,978	373,145	328,473
Stock-based compensation expense (Note 12)	2,244	59,296	80,221
Salary and interest deferral (Note 10)		278,359	425,917
Changes in non-cash operating working capital (Note 15)	(2,286,319)	(1,471,750)	44,710
	(1,059,871)	(1,031,598)	(653,307)
Investing
Purchases of capital assets	(10,000)	-	(4,860)
Proceeds from disposal of capital assets	-	9,000	-
	(10,000)	9,000	(4,860)
Financing
Increase in due to related parties	1,086,426	581,067	370,000
Proceeds from issuance of convertible debentures	-	365,000	-
Costs related the issuance of convertible debentures	-	(2,000)	(10,501)
	1,086,426	944,067	359,499
NET CASH (OUTFLOW) INFLOW	16,555	(78,531)	(298,668)
Cash, beginning of period	18,337	96,868	395,536
Cash, end of period	$34,892	$18,337	$96,868
Supplementary information
Interest paid	$-	$-	$-
Taxes paid	$-	$-	$-
Portion of partnership distributions paid directly on bank loan	$3,900,000	$5,100,000	$5,300,000
Reduction of investment in partnership (non-cash)	$(3,900,000)	$(5,100,000)	$(5,300,000)

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Deficiency
for the years ended March 31, 2007, 2006 and 2005

			Accumulated
			Foreign
			Currency		Equity component
	Common Shares		Translation		of Convertible	Additional paid	Shareholders'
	Number	Amount	Adjustment	(Deficit)	Debentures	in Capital	(Deficiency)
Balances at March 31, 2004	90,221,634	97,561,140	(447,075)	(98,925,700)	625,000	646,498	(540,137)
Equity component of
Convertible Debenture (Note 8)					220,000		220,000
Stock-based compensation expense						80,221	80,221
Net loss-Fiscal 2005				(1,977,305)			(1,977,305)
Balances at March 31, 2005	90,221,634	$97,561,140	$(447,075)	$(100,903,005)	$845,000	$726,719	$(2,217,221)
Equity component of
Convertible Debenture (Note 8)					98,061		98,061
Stock-based compensation expense						59,296	59,296
Net loss-Fiscal 2006				$(330,011)			(330,011)
Balances at March 31, 2006	90,221,634	$97,561,140	$(447,075)	$(101,233,016)	$943,061	$786,015	$(2,389,875)
Stock-based compensation expense						2,244	2,244
Net income - Fiscal 2007				$969,752			969,752
Balances at March 31, 2007	90,221,634	$97,561,140	$(447,075)	$(100,263,264)	$943,061	$788,259	$(1,417,879)

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

1.	DESCRIPTION AND CONTINUATION OF THE BUSINESS

The Company provides management services and specializes in developing optical wireless communications equipment for Local Area, Wide Area, Voice, Internet and Security Networks.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s history of losses and an accumulated deficit of $100,263,264 as at March 31, 2007. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 19.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's foreign subsidiaries are inactive. All significant intercompany accounts and transactions have been eliminated. The Company has a 49% interest in a partnership as disclosed in Note 3. The Company is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and estimated realizable value.

Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Computer and office equipment 3 years straight-line Furniture and fixtures 20% declining balance basis Building 20 years straight-line Automobile 30% declining balance basis

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the expected life of the related product.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

Management fees are recognized when management is confident that the terms of the management services agreement with each customer have been satisfied and that management is confident fees will be paid.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in the statement of operations.

In prior years, the Company had active subsidiaries (reporting in foreign currencies) that were considered to be self-sustaining. The translation of the accounts of these subsidiaries resulted in the accumulated foreign currency translation adjustment reported in the consolidated balance sheets.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock option plans

The Company uses the fair value-based method to measure stock-based compensation for all stock-based awards.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of capital assets, valuation of the investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. Future income tax assets whose recoverability is not sufficiently likely are not recorded in these financial statements.

Investment in partnership

The Company accounts for its 49% investment in the Buhler Partnership using the equity method.

3.	INVESTMENT IN PARTNERSHIP

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time. The investment by the Company in the Partnership was completed to provide the Company with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the principle and interest and other partnership related expenses. The Company’s interest in the Partnership is limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000. Once the Partnership has distributed to the Company this amount, the Company will automatically cease to be entitled to any further distributions. The gross partnership distributions to Plaintree after interest and related expenses are split at 94.3% to reduce the principal amount outstanding on the bank loan and 5.7% payable to the Company.

This Partnership interest was reduced to $1,700,000 at March 31, 2007 (2006 - $5,600,000), as a result of distributions from the Partnership net of interest and related expenses of $3,900,000 during fiscal 2007 (2006 - $5,100,000). In fiscal 2007, the Company reported $516,577 (2006 - $602,130; 2005 - $762,397) of Partnership income from distributions received from the Partnership. Also recorded was bank loan interest of $214,994 (2006 - $272,290; 2005 - $440,227) and other partnership related expenses of $59,677 (2006 - $83,785; 2005 - $79,497). As of March 31, 2007, a quarterly Partnership income allocation of $112,061 (2006 - $49,317) was due and payable and recorded as a receivable on the balance sheet of the Company.

The Buhler Partnership is a general partnership and as such the Company is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

The carrying value of the Partnership is assessed for impairment when there has been a loss in value that is other than temporary.

During fiscal 2007, the Company was allocated aggregate distributions of $4,416,577 from the Partnership. From this distribution, a payment of $3,900,000 was made to reduce the bank loan. Plaintree recorded gross earnings from the Partnership of $516,577 representing the allocated earnings. In addition, the Company reduced its investment in the Partnership by $3,900,000 that was considered to be a repayment of its capital. The Company also incurred bank loan interest of $214,994 and other Partnership related expenses of $59,677 and these amounts were paid out prior to the Partnership distribution to Plaintree. Subsequent to March 31, 2007 a final distribution was made from the partnership reducing the company’s interest to $nil. The related bank loan was also reduced to $nil.

The Partnership allocates income to its partners and is not itself subject to tax.

Unaudited summarized financial information of the Partnership is as follows:

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

3.	INVESTMENT IN PARTNERSHIP (Continued)

	2007		2006
	(Unaudited)		(Unaudited)
	(000	's)	(000	's)
Current assets before amounts due from related parties	$47,439		$49,616
Due from related parties – current	80,796		81,776
Total current assets	$128,235		$131,392
Total assets	$128,250		$131,407
Bank indebtedness	$3,958		$12,658
Other current liabilities	14,408		9,835
Due to related parties	17,591		24,213
Total liabilities	$35,957		$46,706
	12 months		12 months
Total revenue	$34,082		$40,570
Cost of goods sold	23,989		30,193
Gross margin	$10,193		$10,377
Net Income	$5,684		$4,321

4.	INVENTORIES

	2007	2006
Raw materials	$77,516	$82,681
Work in process	-	2,118
Finished goods	56,927	46,525
	$134,443	$131,324

The Company wrote down its inventories by $64,116 in fiscal 2007 (2006 - $22,011) to reflect its estimated realizable value.

5.	DEFERRED CHARGES

Deferred charges represent payments to various entities to secure related party loans including the placement of the related party convertible debenture issue, related party demand loan and for Partnership related legal and financing fees.

	2007	2006
Deferred charges	$570,512	$570,512
Less accumulated amortization	(570,344)	(564,676)
	$168	$5,836

These charges are being amortized over the term of the related debts and amortization of $5,668 (2006 - $34,738; 2005 - $365,570) is included in finance and administration expenses in fiscal 2007.

Non-cash deferred charges relating to options granted to shareholders (Note 12) have been excluded from the payment of deferred charges reflected on the statement of cash flows.

6.	DUE FROM RELATED PARTIES

Due from related parties consists of accounts receivable for management consulting services to a Company owned by the same individual that controls Targa Group Inc. (“Targa”), which is the Company’s largest shareholder, and accounts and a loan receivable from a subsidiary of Targa, including interest. Due from related parties totalled $3,744,230 at March 31, 2007 including management fees of $1,212,598 and the loan balance of $2,531,632 as at March 31, 2007 including interest of $156,383 which accrues at 10% per annum.

During the year ended March 31, 2007, a total of $2,014,500 of management consulting fees was charged at the agreed exchange amount to these related companies.

The Company received payment from the subsidiary of Targa of $500,000 as at September 2005 and subsequently loaned that amount back to the same related company later in fiscal 2006.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

7.	CAPITAL ASSETS

		2007		2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Computer and office equipment	$595,347	$595,315	$32	$3,602
Furniture and fixtures	28,439	26,659	1,780	1,259
Automobile	10,000	250	9,750	-
Land and building	218,672	66,551	152,121	161,628
	$852,458	$688,775	$163,683	$166,489

8.	BANK LOAN

In July 2003, Plaintree obtained a non-recourse demand credit facility from a Canadian chartered bank in the amount of $20,300,000. The credit facility was used to finance its capital contribution to the Partnership referred to in Note 3, to cover related acquisition expenses and to finance its payment obligations under the creditor proposal described below. Amounts outstanding under the credit facility incur interest at the bank’s prime rate. Payments of interest and principal are due quarterly following cash distributions by the Partnership to the partners, including Plaintree. Pursuant to the credit facility, the bank is entitled to be paid 94.3% of the amount of the cash distributions from the Partnership paid to Plaintree prior to a demand and/or default under the credit facility and 100% of such distributions thereafter until the credit facility is repaid. The credit facility is guaranteed by a related party to one of Plaintree’s partners in the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the party guaranteeing the credit facility. Plaintree has secured its obligations to the bank under the credit facility by way of a specific pledge of its Partnership interest to the bank. Pursuant to the credit facility, the bank is only entitled to be paid out of the cash distributions to Plaintree from the Partnership and has no recourse over any other cash flow of the Company.

During fiscal 2007, the bank loan (interest rates ranging from 3.43% to 4.34%) was reduced by $3,900,000 (2006 - $5,100,000) as a result of distributions from the Partnership. Subsequent to March 31, 2007, the bank loan was paid in full.

9.	DUE TO RELATED PARTIES – CONVERTIBLE DEBENTURES

The Company has issued outstanding tranches of convertible debentures to related parties as follows:

			Components at Date of Issue
		Conversion
Date of Issue	Face Value	Factor	Debt	Equity
December 2003	$900,000	$0.115	$275,000	$625,000
February 2005	220,000	0.065	-	220,000
April 2005	220,000	0.110	174,414	45,586
June 2005	145,000	0.040	92,525	52,475

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

The Company determined the value of the debt and equity components of the Convertible Debentures in accordance with the substance of the contractual arrangement. The equity component representing the fair value of the holder’s conversion option, is determined using the Black-Scholes option pricing model and is recorded to additional paid-in capital.

Balance of convertible debentures debt outstanding as at March 31, 2007 and 2006 is as follows:

	Convertible Debt			Convertible Debt
	Balance as at	Accretion of		Balance as at
	March 31,	Debt Discount	Accrued	March
Face Value	2006	in fiscal 2007	Interest	31, 2007
$900,000	$925,951	$-	$90,000	$1,015,951
220,000	125,973	94,026	2,919	222.918
220,000	196,379	22,793	-	219,172
145,000	112,205	26,240	-	138,445
$1,485,000	$1,360,508	$143,059	$92,919	$1,596,486

	Convertible Debt				Convertible Debt
	Balance as at	Debt Component	Accretion of		Balance as at
	March 31,	of Issues in	Debt Discount	Accrued	March
Face Value	2005	2006	in fiscal 2006	Interest	31, 2006
$900,000	$678,500	$-	$221,500	$25,951	$925,951
220,000	15,973	-	110,000	-	125,973
220,000	-	174,414	21,965	-	196,379
145,000	-	92,525	19,680	-	112,205
$1,485,000	$694,473	$266,939	$373,145	$25,951	$1,360,508

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

All of the convertible debentures are held by related parties including Targa or a subsidiary of Targa and an independent director of the Company and a company controlled by that director.

10.	OTHER RELATED PARTY TRANSACTIONS

During fiscal 2007, total rent expense of $12,000 (2006 - $12,000; 2005 - $12,000) was incurred to companies controlled by Targa for storage services. An amount $24,000 remained unpaid at March 31, 2007. These amounts are included in finance and administration expenses.

During the year ended March 31, 2007 the Company acquired an automobile from the Chief Executive Officer of the Company at a cost of $10,000. This transaction was recorded at the estimated fair value of the asset.

Fiscal 2007 interest expense of $183,847 (2006 - $147,137; 2005 - $74,722) is primarily interest on related party balances as described in Notes 9 and 10.

In August 2005, the Company obtained a Loan (“2005 Loan”) from an affiliate of Targa of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2007, $1,221,389 (2006 - $629,821) had been advanced with interest accrued to date of $127,545 (2006 - $30,593) for a total payable of $1,348,934 (2006 - $660,414). This amount is included in due to related parties - other.

On November 19, 2003, the Board of the Company agreed to accept a Loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures referred to in Note 9. As of March 31, 2007, the total Loan amount outstanding was $410,927 ($310,386 principal plus $100,541 of accumulated interest); 2006 - $376,849 ($310,386 principal plus $66,463 of accumulated interest). This amount is included in due to related parties - other.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $80,971 (2006 - $63,512) owing to this related party amounted to $299,779 (2005 - $282,320). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. The forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2007 and is included in due to related parties - other.

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable. During fiscal 2007, a portion of these fees and salaries, amounting to $92,000, was paid to the senior officers. At March 31, 2007, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $1,212,847 (2006 - $954,847), plus interest charges of $202,352 (2006 - $113,983) for a total payable of $1,415,199 (2006 – 1,068,830). These amounts are included in due to related parties - other.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2007	2006
Accounts payable	$11,288	$21,982
Accrued liabilities	229,858	242,670
Salaries and benefits payable	14,671	11,985
	$255,817	$276,637

12.	SHARE CAPITAL

Authorized
Unlimited number of preferred shares, issuable in series
Series I:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;
semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November
21, 2002 or on the occurrence of a merger event;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; non-
voting.
Series II:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;
semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3,
2003 or on the occurrence of a merger event;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; voting.

Accounts payable and accrued liabilities are comprised of the following:

Unlimited number of common shares

Warrants

On January 8, 2005, 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

Stock option plans

The Company’s Stock Option Plan allows the Company to grant options to officers and service providers to a maximum number of 12,000,000.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

The Company also has a separate 1993 stock option plan for key employees and directors. No further options are eligible for grant under the 1993 plan.

Options under the stock option plans may not expire later than 10 years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant. Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

Activity in the stock option plan is summarized as follows:

			Weighted
			Average
	Number of	Option	Option
	Options	Price	Price
Options outstanding March 31, 2004	8,630,000	$0.11-$2.35	$0.22
Granted during fiscal 2005	3,050,000	0.08-$0.12	$0.08
Cancelled	(410,000)	$0.11-$2.35	$0.59
Options outstanding March 31, 2005	11,270,000	$0.08-$2.31	$0.22
Cancelled during fiscal 2006	(2,550,000)	$0.08-$0.12	$0.09
Expired	(110,000)	$0.72	$0.72
Options outstanding March 31, 2006	8,610,000	$0.08-$2.31	$0.19
Expired during fiscal 2007	(635,000)	$0.29-$0.51	$0.33
Options outstanding March 31, 2007	7,975,000	$0.08-$2.31	$0.17

Additional information regarding options outstanding as of March 31, 2007 is as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life (Years)	Price
$0.08	400,000	3.4	$0.08
$0.11	7,075,000	1.6	$0.11
$0.12	250,000	2.2	$0.12
$2.31	250,000	1.1	$2.31
$0.08 - $2.31	7,975,000	1.7	$0.17

During fiscal 2005, the Company granted 3,050,000 stock options at exercise prices varying between $0.08 and $0.12 with vesting periods of up to two years.

The stock-based compensation expense of $2,244 (2006 - $59,296) included in general and administrative expenses in fiscal 2007 was determined using the fair value method, consistent with the requirements of CICA 3870. This was calculated using a Black-Scholes option pricing model which indicates a weighted average fair value for options granted in the year of $0.05 per option in fiscal 2005 (2004 - $0.09) . The fair value is estimated on the date of grant.

No options were granted in 2006 or 2007. The weighted average fair value of all options granted during 2005 and 2004 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected option life (years)	3.1	2.5
Volatility	123%	184%
Risk free interest rate	3.1%	3.1%
Dividend yield	-	-

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

13.	OTHER INCOME (LOSS)

Other income (loss) is comprised of the following items:

	2007	2006	2005
Foreign exchange loss	$-	$ -	$(10,750)
Gain (loss) on disposal of capital assets	(1,340)	9,000	(9,232)
	$(1,340)	$9,000	$(19,982)

14.	BASIC AND DILUTED EARNINGS ( LOSS) PER COMMON SHARE

Earnings (loss) per share has been calculated on the basis of net earnings (loss) divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

For the years ended March 31, 2006 and 2005 presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of options and convertible instruments. For the year ended March 31, 2007, the diluted weighted average common shares outstanding includes 17,475,116 dilutitive common shares from the potential conversion of the debentures. The outstanding number and type of securities that could potentially dilute basic net earnings (loss) per share in the future are as follows:

		Year ended March 31,
	2007	2006	2005
Employee and other options	7,975,000	8,610,000	11,270,000
Convertible debentures	17,888,869	17,061,363	11,210,702
Total	25,863,869	25,671,363	22,480,702

15.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2007	2006	2005
Trade accounts receivable	$(11,820)	$17,908	$(530)
Due from related parties	(2,187,521)	(1,556,709)	-
Due from partnership	(62,744)	332	19,634
Inventories	(3,119)	24,373	(125,553)
Prepaid expenses and advance
contract payments	4,124	10,341	(1,643)
Accounts payable and accrued liabilities	(20,820)	34,401	155,007
Deferred revenue	(4,419)	(2,396)	(2,205)
	$(2,286,319)	$(1,471,750)	$44,710

16.	BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company from time to time provides management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada.

Revenue by geographic location

	2007	2006	2005
Management services revenue
Canada	$2,014,500	$1,545,750	$-
Product revenue
Canada	40,838	19,222	41,879
United States	50,912	60,639	144,862
Europe	10,824	27,000	120,536
Other	45,722	38,722	38,118
	148,296	145,584	345,395
Total revenue	$2,162,796	$1,691,334	$345,395

All of the management services revenue relates to one related party.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

16.	BUSINESS SEGMENT INFORMATION (Continued)

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2007	2006	2005
Number of customers	3	2	1
% of total revenue	56%	20%	21%

17.	INCOME TAXES

	(a)	Investment tax credits

At March 31, 2007, the Company has approximately $584,000 (2006 - $2,145,000) of investment tax credits, relating primarily to research and development, available to reduce future year’s Canadian federal income taxes. These potential benefits expire as follows:

2011	240,000
2012	344,000
$584,000

(b)	Tax losses available to carryforward

The Company has losses available to reduce future years’ Canadian federal and provincial taxable income totalling approximately $14,457,000 and $9,998,000 respectively. These potential benefits expire as follows:

	Federal	Provincial
2008	$3,850,000	$946,000
2009	5,032,000	5,657,000
2010	3,395,000	3,395,000
2011	2,180,000	-
	$14,457,000	$9,998,000

(c)	Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements. These unclaimed expenses total approximately $20,593,000 (2006 - $20,593,000; 2005 - $20,593,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with the investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carry forwards in the event of certain defined changes in stock ownership. Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:

	2007	2006	2005
Statutory income tax rate (Canada)	36.12%	36.12%	36.12%
Expected income tax expense (recovery)	$350,274	$(119,200)	$(714,203)
Reversal of temporary differences, the
benefit of which are not recorded	(45,230)	(35,232)	4,380,163
Benefit of utilization of losses not
previously recorded	(1,874,270)	(1,773,058)	(5,825,853)
Other permanent differences	1,569,226	1,927,490	2,159,893
Reported income tax provision	$-	$-	$-

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

The source of accumulated temporary differences and the related future income taxes as at March 31 are as follows:

	2007	2006
Accounting amortization in excess of tax	$2,612,000	$3,983,000
Research and development expenses not deducted for tax purposes	7,268,000
		9,109,000
Losses available to offset future income taxes	4,146,000
		5,564,000
Future income tax assets before valuation allowance
	14,026,000	18,656,000
Less valuation allowance	(14,026,000)	(18,656,000)
Future income taxes	$-	$-

18.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness or Others. The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following guarantee that is subject to the disclosure requirements FIN 45:

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and separately priced extended warranties. These warranties extend for periods generally ranging from one to three years from the date of sale. The following summarizes the accrual of deferred revenue that is recorded as part of current liabilities and deferred revenue in the accompanying consolidated balance sheets as at March 31, 2007 and 2006:

	2007	2006
Balance at the beginning of the year	$7,090	$9,486
Amounts realized during the year	(6,371)	(7,946)
Warranties issued during the year	1,952	5,550
Balance at end of year	$2,671	$7,090

19.	RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following adjustments would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (US GAAP).

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2007, 2006 and 2005 and the shareholders’ deficiency as at March 31, 2007, 2006 and 2005 would be adjusted as follows:

	2007	2006	2005
Canadian GAAP net income /(loss)	$969,752	$(330,011)	$(1,977,305)
Adjustment to operating expenses
relating to accretion of debt discount (a)	49,032	41,645	-
US GAAP net income (loss)	$1,018,784	$(288,366)	$(1,977,305)
Basic and diluted earnings (loss) per share based
on US GAAP	$0.01	$(0.00)	$(0.02)

		Shareholders’ deficiency
	2007	2006	2005
Canadian GAAP	$(1,417,879)	$(2,389,875)	$(2,217,221)
Adjustment to operating expenses
relating to accretion of debt discount (a)	(7,384)	(56,416)	-
US GAAP	$(1,425,263)	$(2,446,291)	$(2,217,221)

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

19.	RECONCILIATION TO UNITED STATES GAAP (Continued)

(a)	Accounting for convertible debentures

Under US GAAP, the convertible debentures issued in April 2005 and June 2005 would not be bifurcated into their debt and equity components. Accordingly, under US GAAP, the due to related parties - convertible debentures would increase by $7,384 (2006 - $56,416, 2005 - $NIL), accretion of debt discount, operating expenses, loss from operations, net loss, and deficit would decrease by $49,032 (2006 - $41,645, 2005 - $NIL), and equity component of convertible debentures would decrease by $98,061 (2006 - $98,061, 2005-$NIL).

(b)	Accounting for stock-based compensation

Under Canadian GAAP, the Corporation accounts for its stock option plan in accordance with CICA 3870 which requires entities to account for employee stock options using the fair value based method, where compensation cost is measured at fair value at the date of grant and is expensed over the stock-based awards vesting period. This method is substantially consistent for the periods presented with Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation.

(c)	Accounting for Comprehensive Income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income (loss) is equal to net income (loss) in 2007,2006 and 2005.

(d)	New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109 Accounting for Income Taxes, and requires additional financial statement disclosure about uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this interpretation on its financial reporting.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning after January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Company has not yet determined the impact of this statement on its financial reporting.

20.	FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash, investments, due from partnership and trade accounts receivables. The Company invests its excess cash in high-quality financial instruments. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt loss has been provided for in the allowance for doubtful accounts.

Interest risk

The Company is financed through loans from related parties and a bank loan which bear interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

Fair values

The fair values of amounts due to and due from related parties are not determinable as comparable arm’s length debts are not available.

The carrying amounts for trade accounts receivable, due from partnership and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument. The carrying amount for the bank loan approximates fair value as the interest rate is reflective of rates currently available for similar debts.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

21.	RECENT ACCOUNTING PRONOUCEMENTS

Comprehensive income

The Canadian Institute of Chartered Accountants (“CICA”) has issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006 and defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The Company does not expect the adoption of this standard to cause any material impact on its financial statements since comprehensive income (loss) is equal to net income (loss) in 2007, 2006 and 2005.

Financial Instruments

The CICA has issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement and section 3860 Financial Instruments – Disclosure and Presentation. These sections describe the standards for recognizing, measuring and presenting financial assets and liabilities and non-financial derivatives. These revisions come into effect for fiscal years beginning on or after October 31, 2006. The Company is currently evaluating the impact of these revisions on its financial reporting.

Hedging

The CICA has issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 31, 2006, and describes how and when hedge accounting can be used. The Company is currently evaluating the impact of this revision on its financial reporting.

22.	SUBSEQUENT EVENT

The following event took place subsequent to March 31, 2007.

Sale of Building

On April 2, 2007, the Company entered into an agreement to sell its land and building located in Arnprior, Ontario for proceeds of $290,000. This transaction is subject to closing conditions being satisfied and is expected to close on August 15, 2007. As a result of the pending sale, the Company will be moving to leased premises also located in Arnprior in a building that is owned by a related party.